EXHIBIT 99.1

FirstService Reports Strong Fourth Quarter and Full Year Results

Performance Driven by Robust Organic Top-Line Growth Across Both Divisions

Operating highlights:

	Three months ended			Year ended
	December 31			December 31
	2022	2021		2022	2021

Revenues (millions)	$1,020.1	$856.9		$3,745.8	$3,249.1
Adjusted EBITDA (millions) (note 1)	102.5	83.5		351.7	327.4
Adjusted EPS (note 2)	1.22	1.21	*	4.24	4.57	*

GAAP Operating Earnings	67.5	44.9		219.0	201.6
GAAP EPS	0.86	0.70	*	2.72	3.05	*

* Adjusted EPS and GAAP EPS in the prior year three-month period includes a $0.12 after-tax gain from the sale of a building in South Florida. Adjusted EPS and GAAP EPS in the prior year 12-month period includes the aforementioned fourth quarter gain on the building sale and also includes a $0.21 after-tax gain from the divestiture of a small, non-core operation in the FirstService Residential segment (aggregating $0.33 per share).

TORONTO, Feb. 07, 2023 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today announced strong fourth quarter and full year results for the year ended December 31, 2022. All amounts are in US dollars.

Consolidated revenues for the fourth quarter were $1.02 billion, a 19% increase relative to the same quarter in the prior year, and driven by 15% organic growth. Adjusted EBITDA (note 1) was $102.5 million, up 23%, and Adjusted EPS (note 2) was $1.22, largely in-line with the prior year quarter. GAAP Operating Earnings were $67.5 million, relative to $44.9 million in the prior year period. GAAP diluted EPS was $0.86 per share in the quarter, compared to $0.70 for the same quarter a year ago.

For the year ended December 31, 2022, consolidated revenues were $3.75 billion, a 15% increase relative to the prior year, including 9% organic growth. Adjusted EBITDA was $351.7 million, up 7%, and Adjusted EPS was $4.24, versus the prior year of $4.57. GAAP Operating Earnings were $219.0 million, versus $201.6 million in the prior year period. GAAP earnings per share was $2.72, compared to $3.05 in the prior year.

“We are very pleased with how we finished the year,” said Scott Patterson, Chief Executive Officer of FirstService. “The strong fourth quarter provides momentum and confidence in our ability to drive continued healthy growth for the coming year,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the property services sector serving its customers through two industry leading platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$3.7 billion in annual revenues and has approximately 27,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.ﬁrstservice.com.

Segmented Fourth Quarter Results
FirstService Residential revenues totalled $442.1 million for the fourth quarter, up 9% relative to the prior year quarter, including 8% organic growth. Growth was driven by continued expansion of our sited labour revenue across most markets as well as new contract wins. Adjusted EBITDA was $38.1 million, an increase of 7% compared to $35.7 million reported in the prior year period. GAAP Operating Earnings were $30.6 million, versus $25.7 million for the fourth quarter of last year. The EBITDA margin was slightly below the prior year quarter, while the operating earnings margin increased year-over-year due to a decrease in amortization expense in connection with recent acquisitions during the current year quarter.

FirstService Brands revenues totalled $578.0 million, up 28% versus $451.3 million in the prior year period. The increase included 20% organic growth, with the balance from recent tuck-under acquisitions. Organic growth for the quarter was strong across our service lines, with particularly robust activity levels at Century Fire Protection and at our restoration operations, the latter of which benefited from the recent Hurricane Ian event. Adjusted EBITDA for the quarter was $67.4 million, up 27% versus the prior year quarter. GAAP Operating Earnings were $44.0 million, versus $28.3 million in the prior year quarter. The division EBITDA margin was in-line with the prior year quarter, while the operating earnings margin increased year-over-year due to lower acquisition-related items in the current year quarter.

Corporate costs, as presented in Adjusted EBITDA were $3.0 million in the fourth quarter, relative to $5.5 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $7.1 million, relative to $9.1 million in the prior year period. The decrease in corporate costs was primarily due to lower incentive compensation expense during 2022.

Segmented Full Year Results
FirstService Residential revenues were $1.77 billion, up 12% relative to 2021, with the increase comprised of 8% organic growth and the balance from acquisitions. Organic growth was primarily due to increased labour-related services compared to the prior year. Adjusted EBITDA was $168.6 million, up 8% versus the prior year. GAAP Operating Earnings were $138.9 million, compared to $127.3 million in the prior year. Operating margins were impacted by wage inflation, as well as higher growth of labour-driven revenues relative to higher margin ancillaries.

FirstService Brands revenues for the year totalled $1.97 billion, up 19% versus the prior year, comprised of 11% organic growth and the balance from tuck-under acquisitions. Organic revenue growth was broad-based across the division and included significant double-digit increases in our home services and Century Fire brands. Adjusted EBITDA for the year was $196.3 million, up 4% relative to the prior year. GAAP Operating Earnings were $111.6 million, versus $106.6 million a year ago. The division margin decline was a result of cost inflationary pressures within some of our businesses, in addition to the combined impact of growth-related platform investments and more tempered weather activity within our restoration operations.

Corporate costs, as presented in Adjusted EBITDA, were $13.2 million for the full year, relative to $17.2 million in the prior year. On a GAAP basis, corporate costs were $31.5 million, relative to $32.2 million a year ago.

Conference Call & Presentation
FirstService will be holding a conference call on Tuesday, February 7, 2023 at 11:00 a.m. Eastern Time to discuss the results for the fourth quarter and full year.

This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register.vevent.com/register/BIcf694f8bff6748f6a2b035a63e119a25 to receive the dial-in number and their unique PIN. To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/yq9rksk2. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2021 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2022	2021	2022	2021

Net earnings	$44,339	$35,395	$145,007	$156,130
Income tax	14,806	13,554	48,974	52,875
Other income, net	(712)	(8,104)	(146)	(23,399)
Interest expense, net	9,025	4,005	25,191	16,036
Operating earnings	67,458	44,850	219,026	201,642
Depreciation and amortization	30,417	28,089	110,140	98,965
Acquisition-related items	599	7,077	4,520	12,023
Stock-based compensation expense	4,073	3,516	18,046	14,746
Adjusted EBITDA	$102,547	$83,532	$351,732	$327,376

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended December 31, 2022	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$30,562	$44,040	$(7,144)
Depreciation and amortization	7,591	22,804	22
Acquisition-related items	(38)	594	43
Stock-based compensation expense	-	-	4,073
Adjusted EBITDA	$38,115	$67,438	$(3,006)

Three months ended December 31, 2021	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$25,651	$28,250	$(9,051)
Depreciation and amortization	9,172	18,893	24
Acquisition-related items	911	6,152	14
Stock-based compensation expense	-	-	3,516
Adjusted EBITDA	$35,734	$53,295	$(5,497)

Year ended December 31, 2022	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$138,873	$111,638	$(31,485)
Depreciation and amortization	28,611	81,439	90
Acquisition-related items	1,153	3,200	167
Stock-based compensation expense	-	-	18,046
Adjusted EBITDA	$168,637	$196,277	$(13,182)

Year ended December 31, 2021	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$127,297	$106,579	$(32,234)
Depreciation and amortization	28,470	70,404	91
Acquisition-related items	951	10,899	173
Stock-based compensation expense	-	-	14,746
Adjusted EBITDA	$156,718	$187,882	$(17,224)

2. Reconciliation of net earnings and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings per common share to Adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2022	2021	2022	2021

Net earnings	$44,339	$35,395	$145,007	$156,130
Non-controlling interest share of earnings	(3,462)	(495)	(9,381)	(7,422)
Acquisition-related items	599	7,077	4,520	12,023
Amortization of intangible assets	13,659	12,904	48,725	43,891
Stock-based compensation expense	4,073	3,516	18,046	14,746
Income tax on adjustments	(4,611)	(4,269)	(17,361)	(15,246)
Non-controlling interest on adjustments	(254)	(369)	(968)	(1,125)
Adjusted net earnings	$54,343	$53,759	$188,588	$202,997

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2022	2021	2022	2021

Diluted net earnings per share	$0.86	$0.70	$2.72	$3.05
Non-controlling interest redemption increment	0.06	0.09	0.33	0.30
Acquisition-related items	0.01	0.15	0.10	0.26
Amortization of intangible assets, net of tax	0.22	0.21	0.79	0.71
Stock-based compensation expense, net of tax	0.07	0.06	0.30	0.25
Adjusted earnings per share	$1.22	$1.21	$4.24	$4.57

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
	2022	2021	2022	2021

Revenues	$1,020,101	$856,945	$3,745,835	$3,249,072

Cost of revenues	690,314	578,043	2,565,720	2,202,840
Selling, general and administrative expenses	231,313	198,886	846,429	733,602
Depreciation	16,758	15,185	61,415	55,074
Amortization of intangible assets	13,659	12,904	48,725	43,891
Acquisition-related items (1)	599	7,077	4,520	12,023
Operating earnings	67,458	44,850	219,026	201,642
Interest expense, net	9,025	4,005	25,191	16,036
Other income, net (2)	(712)	(8,104)	(146)	(23,399)
Earnings before income tax	59,145	48,949	193,981	209,005
Income tax	14,806	13,554	48,974	52,875
Net earnings	44,339	35,395	145,007	156,130
Non-controlling interest share of earnings	3,462	495	9,381	7,422
Non-controlling interest redemption increment	2,631	3,893	14,552	13,496
Net earnings attributable to Company	$38,246	$31,007	$121,074	$135,212

Net earnings per common share

Basic	$0.86	$0.71	$2.74	$3.08
Diluted	0.86	0.70	2.72	3.05

Adjusted earnings per share (3)	$1.22	$1.21	$4.24	$4.57

Weighted average common shares (thousands)
Basic	44,220	43,969	44,175	43,841
Diluted	44,499	44,576	44,494	44,401

(1)	Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2)	Other income in the prior year three-month period includes a pre-tax gain of $7.3 million from the sale of a building in South Florida. Other income in the prior year 12-month period includes the aforementioned fourth quarter gain on the building sale and also includes a $12.5 million pre-tax gain from the divestiture of a small, non-core operation in the FirstService Residential segment.
(3)	See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

	December 31, 2022	December 31, 2021

Assets
Cash and cash equivalents	$136,219	$165,665
Restricted cash	23,129	28,606
Accounts receivable	635,942	551,564
Other current assets	313,582	218,825
Current assets	1,108,872	964,660
Other non-current assets	38,549	21,098
Fixed assets	167,012	138,066
Operating lease right-of-use assets	205,544	159,730
Goodwill and intangible assets	1,254,537	1,225,469
Total assets	$2,774,514	$2,509,023

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$398,313	$386,529
Other current liabilities	153,866	126,460
Operating lease liabilities - current	49,145	48,047
Long-term debt - current	35,665	57,436
Current liabilities	636,989	618,472
Long-term debt - non-current	698,798	595,368
Operating lease liabilities - non-current	168,557	122,337
Other liabilities	78,178	111,919
Deferred income tax	51,097	42,070
Redeemable non-controlling interests	233,429	219,135
Shareholders' equity	907,466	799,722
Total liabilities and equity	$2,774,514	$2,509,023

Supplemental balance sheet information
Total debt	$734,463	$652,804
Total debt, net of cash	598,244	487,139

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
		Three months ended		Twelve months ended
		December 31		December 31
		2022	2021	2022	2021

Cash provided by (used in)

Operating activities
Net earnings		$44,339	$35,395	$145,007	$156,130
Items not affecting cash:
	Depreciation and amortization	30,417	28,089	110,140	98,965
	Deferred income tax	9,249	109	7,436	(2,616)
	Other	2,076	2,182	18,371	6,182
		86,081	65,775	280,954	258,661

Changes in non-cash working capital
	Accounts receivable	(68,445)	(7,122)	(69,671)	(86,943)
	Payables and accruals	28,729	(16,522)	(11,118)	(2,817)
	Other	7,653	3,147	(94,272)	11,641

Contingent acquisition consideration paid		-	(13,273)	-	(13,273)
Net cash provided by operating activities		54,018	32,005	105,893	167,269

Investing activities
Acquisition of businesses, net of cash acquired		(44,464)	(77,210)	(51,994)	(163,221)
Disposal of business, net of cash disposed		-	-	-	15,780
Purchases of fixed assets		(22,155)	(15,856)	(77,609)	(58,204)
Other investing activities		(15,196)	5,437	(31,197)	(675)
Net cash used in investing activities		(81,815)	(87,629)	(160,800)	(206,320)

Financing activities
Increase in long-term debt, net		14,338	86,885	80,156	62,058
Purchases of non-controlling interests, net		(114)	(834)	(21,451)	(6,510)
Dividends paid to common shareholders		(8,954)	(8,017)	(34,884)	(31,207)
Distributions paid to non-controlling interests		-	-	(8,061)	(9,241)
Other financing activities		(2,960)	(213)	3,022	9,331
Net cash provided by financing activities		2,310	77,821	18,782	24,431

Effect of exchange rate changes on cash		(347)	(49)	1,202	(47)

Increase (decrease) in cash, cash equivalents and restricted cash		(25,834)	22,148	(34,923)	(14,667)

Cash, cash equivalents and restricted cash, start of period		185,182	172,123	194,271	208,938

Cash, cash equivalents and restricted cash, end of period		$159,348	$194,271	$159,348	$194,271

Segmented Results
(in thousands of US$)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended December 31

2022
Revenues	$442,124	$577,977	$-	$1,020,101
Adjusted EBITDA (1)	38,115	67,438	(3,006)	102,547
Operating earnings	30,562	44,040	(7,144)	67,458

2021
Revenues	$405,661	$451,284	$-	$856,945
Adjusted EBITDA	35,734	53,295	(5,497)	83,532
Operating earnings	25,651	28,250	(9,051)	44,850

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Year ended December 31

2022
Revenues	$1,772,258	$1,973,577	$-	$3,745,835
Adjusted EBITDA	168,637	196,277	(13,182)	351,732
Operating earnings	138,873	111,638	(31,485)	219,026

2021
Revenues	$1,585,431	$1,663,641	$-	$3,249,072
Adjusted EBITDA	156,718	187,882	(17,224)	327,376
Operating earnings	127,297	106,579	(32,234)	201,642

(1) See definition and reconciliation on pages 5 and 6.

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566